U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                                   FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                        The Securities Exchange Act of 1934


                           PRINCETON MANAGEMENT CORPORATION
                     (Name of Small Business Issuer in its charter)

           Colorado                               84-1039267
  (State or other jurisdiction of              (I.R.S. Employer
   incorporation or organization)             Identification No.)


     5650 Greenwood Plaza Blvd.
            Suite 216
        Englewood, Colorado                          80111
(Address of principal executive offices)           (Zip code)

Issuer's telephone number: (303) 741-1118


       Securities to be registered pursuant to Section 12(b) of the Act:
                                   none

       Securities to be registered pursuant to Section 12(g) of the Act:


                                Common Stock
                              (Title of Class)









                           Page One of Seventy Pages
                       Exhibit Index is Located at Page 34.



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                                                  TABLE OF CONTENTS
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                                                             Page
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Part I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    8

Item 3.   Description of Property. . . . . . . . . . . . . .   14

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . .   15

Item 6.   Executive Compensation . . . . . . . . . . . . . .   17

Item 7.   Certain Relationships and
          Related Transactions.  . . . . . . . . . . . . . .   18

Item 8.   Description of Securities. . . . . . . . . . . . .   18

Part II
Item 1.   Market for Common Equities and Related Stockholder
          Matters . . . . . . . . . . . . . .. . . . . . . .   20

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   22

Item 3.   Changes in and Disagreements with Accountants. . .   22

Item 4.   Recent Sales of Unregistered Securities. . . . . .   22

Item 5.   Indemnification of Directors and Officers. . . . .   23

Part F/S
          Financial Statements . . . . . . . . . . . . . . .   24

Part III
Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   34

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   35


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                                                                2

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                                                       PART I

Item 1.  Description of Business

         Princeton Management Corporation (the "Company"), was incorporated on October 16, 1986 under the laws of the State of Colorado under the name Princeton Oil & Gas, Inc., to engage in any lawful corporate undertaking. In November, 1996, the Company's shareholders approved an amendment to the Company's Articles of Incorporation, changing the name of the Company to Princeton Management Corporation, among other matters.

         The Company has been in the developmental stage since inception and initially was engaged in the business of oil and gas exploration. In November 1996, the Company's Board of Directors elected to change the Company's principal business purpose to those activities described below under "Item 2. Plan of Operation." The Company will seek out, investigate and possibly acquire an interest in business opportunities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2. Plan of Operation."

         The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

         The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.
Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I.
Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or

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acquisition has been successfully consummated.  However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

         The Company's business is subject to numerous risk factors, including the following:

         No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

         Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

         Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public
entities.   A large number of established and well-financed
entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

         No Agreement for Business Combination or Other Transaction, No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

         Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

         Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

         Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the

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acquisition.  The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

         Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

         Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

         Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

         Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the

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Company.  The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

         Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

         Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

         Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

         Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

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Item 2.  Plan of Operation

         The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

         The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting approximately 20 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 4. Security Ownership of Certain Beneficial Owners and Management - Resumes."

         The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

         The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Item 5. Indemnification of Directors and Officers."

General Business Plan

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which

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desire to seek the perceived advantages of an Exchange Act
registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Item F/S - Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically

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requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst.
Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements;
history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

         Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts as well as the efforts of the Company's legal counsel and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

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         The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

         It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein.
Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.
In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the

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surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

         While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

         As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.
The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

         With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders. In the event it is necessary to obtain the approval of the shareholders of the Company to lawfully consummate a business transaction, the effect will be to assure such approval where management supports such a business transaction

                                                               12

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because management presently controls sufficient shares of the
Company to effectuate a positive vote on the proposed transaction.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

         As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement may also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities.
There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

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Item 3.  Description of Property

         The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

         The Company operates from its offices at 5650 Greenwood Plaza Blvd., Suite 216, Englewood, Colorado 80111. This space is provided to the Company on a rent free basis by the President of the Company and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

         The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and            Amount and
                   Address of           Nature of
Title              Beneficial           Beneficial     Percent of
of Class              Owner               Owner           Class
________    _________________________   __________     __________
Common      Greg Simonds                 100,000         34.65%
            5650 Greenwood Plaza Blvd.
            Suite 216
            Englewood, CO 80111

Common      Gilberta P. Gara              29,100         10.08%
            RR2, Box 241
            Torrington, WY 82240

Common      Gerald Loffredo               57,500         19.92%
            1990 W. Rockrose Way
            Chandler, AZ 85248

Common      Ray Daniels                   50,000         17.32%
            898 Pimlico Court
            Boulder, CO 80303


                                                               14


                    Name and            Amount and
                   Address of           Nature of
Title              Beneficial           Beneficial     Percent of
of Class              Owner               Owner           Class
________    _________________________   __________     __________

Common      Agnes Olsen                   20,000          6.93%
            6600 France Ave. South #425
            Minneapolis, MN 55435

Common      All Officers and             129,100         44.73%
            Directors as a
            Group (2 persons)



         The balance of the Company's outstanding Common Shares are held by 5 persons.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

         The directors and officers of the Company are as follows:

Name                       Age          Position
________________           ___          _________________________
Greg Simonds                45          President, Director

Gilberta P. Gara            54          Secretary/Treasurer &
                                          Director


         The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

         Gregory J. Simonds, is President and a director of the Company, positions he has held since November 1996. In addition to his positions with the Company, since June 1991, Mr. Simonds has been self-employed, acting as a consultant to various different companies, both public and private, as well as managing his own investment portfolio. Mr. Simonds received a Bachelor of Science degree from New England College, Henniker, New Hampshire in 1973. Mr. Simonds devotes only such time as necessary to the business of the Company, which time is not expected to exceed 20 hours per month.

         Gilberta P. Gara, is Secretary/Treasurer and a director of the Company, positions she has held since November 1996. Prior, from the Company's inception until November 1996, she was President and a director of the Company. In addition to her positions with the Company, since November 1994, Ms. Gara has also been an independent distributor for The People's Network, a television network based in Dallas, Texas. Prior, from 1990 through October 1994, she was the owner and operator of Gara & Sons, Torrington, Wyoming, a distributor of giftware lines. In January 1992, Ms. Gara filed a petition for protection under the U.S. Bankruptcy Code with the United States Federal Bankruptcy Court located in Denver, Colorado, where a discharge was entered in May 1992. She devotes only such time as necessary to the business of the Company, which is not expected to exceed 20 hours per month.

Prior "Blank Check" Experience

         None of the officers and/or directors of the Company have had any prior experience with any "blank-check" companies.

Conflicts of Interest

         Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

         The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

         Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

Item 6.  Executive Compensation.

         None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past.
They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

         It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available.
The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

         In November 1996, the shareholders approved the adoption of a Stock Plan pursuant to Rule 701 promulgated under the Securities
Act of 1933 for the benefit of its officers, directors and employees. As of the date of this registration statement, no shares have been issued under the Plan.

Item 7.  Certain Relationships and Related Transactions.

         In November 1996, Mr. Simonds was issued an aggregate of 100,000 shares of the Company's common stock for total cash consideration of $5,000 ($0.05 per share). There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

         The Company's authorized capital stock consists of 120,000,000 shares, of which 20,000,000 shares are Preferred Shares, par value $0.01 per share, and 100,000,000 are Common Shares, par value
$0.0001 per share. There are 288,600 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

         Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

         Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

         The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.
Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I.
Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                                                       PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

         There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

         The Securities and Exchange Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination, and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share; provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus.

         Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In November 1986, the Company issued 39,000 shares of its Common Shares to its initial shareholders for cash consideration of $390.00 ($.01 per share) and, subsequently, in March 1987, the Company issued an additional 149,600 shares of its Common Stock for cash consideration of $149,600 ($1.00 per share). Thereafter, in November 1996 the Company issued 100,000 common shares to Mr. Simonds in exchange for cash consideration aggregating $5,000 ($0.05 per share). All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

         As of the date of this registration statement, 188,600 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a two year holding period, under certain circumstances, may sell within any three month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

         There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

         In November 1996, the Company issued an aggregate of 100,000 shares of common stock in favor of Mr. Simonds in exchange for aggregate consideration of $5,000 ($0.05 per share). Other than this issuance, the Company has not issued any of its securities during the three year period preceding the date of this Registration Statement. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the
"Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

         As of the date of this report, 188,600 shares of the Company's issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities
Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

         In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a two year holding period, under certain circumstances, may sell within any three month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

         The Company's Articles of Incorporation, as amended, incorporate the provisions of the Colorado Business Corporation Act providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or contemplated suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

         Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                                PART F/S

Financial Statements.

     The following financial statements are attached to this report and filed as a part thereof. See page 26.

     1)  Table of Contents - Financial Statements
     2)  Report of Independent Auditor
     3)  Balance Sheet
     4)  Statement of Cash Flows
     5)  Statement of Shareholders' Equity
     6)  Notes to Financial Statements

                       Princeton Management Corporation
                         fka Princeton Oil & Gas, Inc.
                        (A Developmental Stage Company)


                              FINANCIAL STATEMENTS

                                      with

                          Independent Auditors' Report

                   For The Years Ended December 31, 1996 and 1995
                   And For the Period January 1, 1996 (Inception)
                            through December 31, 1996

                         Princeton Management Corporation
                           fka Princeton Oil & Gas, Inc.
                          (A Developmental Stage Company)

                                                  TABLE OF CONTENTS
                                                              Page
     Independent Auditors' Report                               1

     Financial Statements

     Balance Sheet                                              2

     Statement of Operations                                    3

     Statement of Cash Flows                                    4

     Statement of Shareholder's Equity                          5

     Notes to the Financial Statements                         6-7


Kish, Leake & Associates, P.C
Certified Public Accountants
7901 E. Belleview Ave., Suite 220
Englewood, Colorado 80111
Telephone (303) 779-5006
Facsimile (303) 779-5724
Independent Auditor's Report

We have audited the accompanying balance sheet of Princeton Management Corporation, fka Princeton Oil & Gas, Inc. (a Developmental Stage Company), at December 31, 1996 and the related statement of operations, shareholders' equity, and cash flows for the years ended December 31, 1996 and 1995 and the period January 1, 1996 (Inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princeton Management Corporation at December 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and the period January 1, 1996 (Inception) through December 31, 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise. The deficiency in working capital as of December 31, 1996 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
January 16, 1997

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Balance Sheet
------------------------------------------------------------------
                                                          December
                                        NOTES             31, 1996
                                        _____             ________
ASSETS

   Cash                                                     $1,065
                                                          ________

TOTAL ASSETS                                                $1,065


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES                                                      0
                                                          ________

SHAREHOLDERS' EQUITY

Preferred Stock, .01 Par Value.
Authorized 20,000,000 Shares; Issued
And Outstanding 0 Shares.                                        0

Common Stock, .0001 Par Value.
Authorized 100,000,000 Shares; Issued
And Outstanding 288,600 Shares.                                 29

Additional Paid In Capital                                 154,971

Retained (Deficit)                                        (148,616)

Retained (Deficit Accumulated During The
 Development Stage                                          (5,319)
                                                          ________

TOTAL SHAREHOLDERS' EQUITY                                   1,065
                                                          ________

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                        $1,065


          The Accompanying Notes Are An Integral Part Of These
Financial Statements.

                                  -2-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Statement Of Operations
------------------------------------------------------------------
                                                         Inception
                                                          (January
                                                          1, 1996)
                                                          through
                                      December  December  December
                    NOTES             31, 1996  31, 1995  31, 1996
                    _____             ________  ________  ________
Revenue                                     $0        $0        $0

Expenses
   Administrative                          145         0       145
   Legal and Accounting                  5,200       473     5,200
                                      ________  ________  ________

Total Expenses                           5,345       473     5,345
                                      ________  ________  ________

Net (Loss) Before Other Income          (5,345)     (473)   (5,345)

Other Income  - Interest                    26        38        26
                                      ________  ________  ________

Net (Loss)                             ($5,319)    ($435)  ($5,319)

Net (Loss) Per
 Common Share                           ($0.02)   ($0.00)   ($0.02)

Common Shares
 Outstanding                           288,600   188,600   288,600










          The Accompanying Notes Are An Integral Part Of These
Financial Statements.

                                  -3-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Statement Of Cash Flows
------------------------------------------------------------------
                                                         Inception
                                                          (January
                                                          1, 1996)
                                                          through
                                      December  December  December
                             NOTES    31, 1996    1995      1996
                             _____    ________  ________  ________
Net Loss                               ($5,319)    ($435)  ($5,319)

Debt paid by Shareholder
 on behalf of Company                    5,000               5,000

Cash Flows From Operations                (319)     (435)     (319)
                                      ________  ________  ________

Net Cash Flow From
 Investing Activities                        0         0         0
                                      ________  ________  ________

Net Cash Flow From
  Financing Activities                       0         0         0


Net Increase (Decrease)
 In Cash                                  (319)     (435)     (319)
Cash At Beginning Of Period              1,384     1,819     1,384
                                      ________  ________  ________

Cash At End Of Period                   $1,065    $1,384    $1,065




Non-Cash Transactions:
     Stock issued for Company debt paid by Shareholder.





          The Accompanying Notes Are An Integral Part Of These
Financial Statements.

                                  -4-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
( A Development Stage Company)
Statement Of Shareholders' Equity
________________________________________________________________________________
                                Number Of           Additional
                                  Common    Common   Paid-In   Retained
                        Notes     Shares    Stock    Capital   Deficit    Total
                        _____   ________  ________  _________  ________  _______
Balance At
 December 31, 1994               188,600       $19   $149,981 ($148,181)  $1,819

Net Loss
 December 31, 1995                                                 (435)    (435)
                                ________  ________  _________  ________  _______
Balance At
 December 31, 1995               188,600        19    149,981  (148,616)   1,384

Net Loss
 At December 31, 1996                                            (5,319)  (5,319)

Issuance of
 Common Stock                    100,000        10      4,990              5,000
                                ________  ________  _________  ________  _______

Balance At
 December 31, 1996               288,600       $29   $154,971 ($153,935)  $1,065




























          The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                  -5-

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Years Ended December 31, 1996 and 1995

Note 1 - Organization and Summary of Significant Accounting
Policies

Organization:

On October 16, 1986 Princeton Oil & Gas, Inc. (the Company) was incorporated under the laws of Colorado, for the purpose of gas exploration. In December 1989 the Company ceased operations in the oil and gas business. On January 1, 1996 the Company's new management decided to search for a merger or acquisition candidate and, therefore, has entered into the development stage. In November 1996 the Company changed its name to Princeton Management Corporation.

Developmental Stage:

The Company is currently in the developmental stage and has no significant operations to date.

Income Taxes:

In 1986 the Company elected to have its income taxed under section 1372 of the Internal Revenue Code which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or State income taxes is included in these financial statements.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes for the years ended December 31, 1996 and 1995 was $-0-.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts.
Actual results could differ from those estimates.

Princeton Management Corporation
fka Princeton Oil & Gas, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Years Ended December 31, 1996 and 1995


Net (Loss) Per Common Share:

The net (loss) per common share is computed by dividing the net
(loss) for the period by the weighted average number of shares outstanding at December 31, 1996 and 1995.


Note 2 - Capital

The Company initially authorized 245,000 shares of $.001 par value common stock.

In November 1996, the Company amended the Articles of Incorporation and authorized 100,000,000 shares of common stock of $.0001 par value per share and 20,000,000 shares of Preferred Stock at $.01 par value per share.

Additionally, amendment of the articles changed the name of the Company from Princeton Oil and Gas, Inc. to Princeton Management
Corporation.

In November 1996, 100,000 shares of common stock were issued to a shareholder in exchange for debt paid by the shareholder on behalf of the Company.


Note 3 - Related Party Events

The Company maintains a mailing address provided by an officer and director on a cost free basis. The office is located at 5650
Greenwood Plaza Blvd., Suite 216, Englewood, CO 80111. No expense has been recorded as the value of the address is considered immaterial.

                                                       PART IV

Item 1.  Exhibit Index

No.                                                     Sequential
                                                         Page No.
     (3)  Articles of Incorporation and Bylaws.

3.1       Articles of Incorporation and Amendment
          to Articles of Incorporation                         35

3.2       Bylaws                                               51

3.3       Certificate of Good Standing                         66

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreement by the
          Company's Shareholders                               68





                        PRINCETON MANAGEMENT CORPORATION


                                   EXHIBIT 3.1


                            ARTICLES OF INCORPORATION

                                  AND AMENDMENTS

SECRETARY OF STATE
     RECEIVED
                  ARTICLES OF INCORPORATION     FILED
86 OCT 15  A10:34            OF
                   PRINCETON OIL & GAS, INC. OCT 15 1986

                                          STATE OF COLORADO
     KNOW ALL MEN BY THESE PRESENTS:     DEPARTMENT OF STATE

     That the undersigned Incorporator, being a natural person of the age of eighteen (18) years or more, and desiring to form a corporation under the laws of the State of Colorado, does hereby sign, verify and deliver in duplicate to the Secretary of State of the State of Colorado these Articles of Incorporation.

                               ARTICLE I

                                 NAME

    The name of the Corporation shall be PRINCETON OIL &
GAS, INC.

                               ARTICLE II
                           PERIOD OF DURATION

     The existence of this Corporation shall begin upon the issuance of a certificate of incorporation. The Corporation shall exist perpetually unless dissolved according to Law.

                               ARTICLE III
                                 PURPOSE

     The nature of the business of this Corporation, the purposes for which it is organized and its powers are as follows.

     1. To engage in the transaction of all lawful business or pursue any other lawful purpose or purposes for which a corporation may be organized under the laws of the State of Colorado.

     2. To have, enjoy and exercise all of the rights, powers and privileges conferred upon corporations organized under the laws of the State of Colorado, whether now or hereafter in effect, and whether or not herein specifically mentioned.

                               ARTICLE IV
                                 CAPITAL

     The aggregate number of shares which this Corporation shall have the authority to issue is 245,000 shares, which shall consist of one class only, designated "common stock."

Each of such shares shall be issued with a par value of $.001. No share shall be issued until it has been paid for, and it shall thereafter be non-assessable.

                                 ARTICLE V
                             PREEMPTIVE RIGHTS

     Shareholders of the Corporation shall be entitled to a preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares, or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

                                  ARTICLE VI
                              CUMULATIVE VOTING

     Each shareholder of record shall be entitled to one vote for each share of stock in his name on the books of the corporation and entitled to vote. Shareholders shall be entitled to cumulative voting in the election of directors.

                                   ARTICLE VII
                            SHARE TRANSFER RESTRICTIONS

     The Corporation and its shareholders, by appropriate action, shall have the right to impose restrictions on the sale, transfer or other disposition of shares of its stock, including treasury stock, and the corporation may become a party to any agreement for the purposes of restricting the transfer or other disposition of any of the shares of the corporation's capital stock, or for the purpose of contracting for the repurchase or resale of any of its capital stock. The Board of Directors is hereby authorized on behalf of the Corporation to exercise the Corporation's right to so impose such restrictions.

                                 ARTICLE VIII
                              BOARD OF DIRECTORS

     1. The business and affairs of the Corporation shall be managed by a Board of Directors which shall be elected at the annual meeting of the shareholders, or at a special meeting called for that purpose.

     2. The initial Board of Directors shall consist of three members who shall serve until the first annual meeting of shareholders and until their successors be elected and qualified. The names and addresses of the initial directors are as follows:

          DIRECTORS                      ADDRESSES

     Gilberta P. Gara                    9882 Niwot Rd.
                                         Longmont, CO 80501

     Ervin L. Gara, Jr.                  9882 Niwot Rd.
                                         Longmont, CO 80501

     Gerald L. Loffredo                  P.O. Box 758
                                         Lyons, CO 80540

     3. The number of directors of this corporation shall be fixed in accordance with the bylaws.

                                ARTICLE IX
                        REGISTERED OFFICE AND AGENT

     The initial registered office of the Corporation shall be at 9882 Niwot Road, Longmont, Colorado 80501, and the name of the initial registered agent at such address shall be Gilberta P. Gara. Either the registered office or the registered agent may be changed in the manner provided by law.

                                 ARTICLE X
                    TRANSACTIONS WITH INTERESTED DIRECTORS

     No contract or other transaction between the Corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose if: (a) the fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves, or ratifies the contract or transaction by a vote or consents of such interested directors; or (b) the fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or (c) the contract or transaction is fair and reasonable to the Corporation. Common or interested directors may be counted in determining the presence of a

Board of Directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction.

                                ARTICLE XI
                              INDEMNIFICATION

     1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     3. To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits in defense of any action, suit, or proceedings referred to in paragraph 1 or 2 of this Article XI or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     4. Any indemnification under paragraph 1 or 2 of this Article XI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said paragraph 1 or 2. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum or disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     5. Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding as authorized in paragraph 4 of this Article XI upon receipt or an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article XI.

     6. The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the articles of incorporation, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, or of any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     7. The Corporation may purchase and maintain insurance on behalf of any person who is or was director, officer, employee, or agent of the Corporation or who was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article XI.

                              ARTICLE XII
                            OWNER OF SHARES

     The Corporation shall be entitled to treat the registered holder of any shares of the Corporation as the owner thereof for all purposes, including all rights deriving from such shares, and shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares, on the part of any other person, including but without limiting the generality hereof, a purchaser, assignee or transferee of such shares or right deriving from such shares, unless and until such purchaser, assignee, transferee or other person becomes the registered holder of such shares, whether or not the Corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person. The purchaser, assignee, or transferee of any of the shares of the Corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person. The purchaser, assignee or transferee of any of the shares of the Corporation shall not be entitled: to receive notice of the meetings of the shareholders; to vote at such meetings; to examine a list of the shareholders; to be paid dividends or other sums payable to shareholders; or to own, enjoy and exercise any other property or right deriving from such shares against the Corporation, until such purchaser, assignee, or transferee has become the registered holder of such shares.

                           ARTICLE XIII
                           INCORPORATOR

     The name and address of the incorporator is:

     Gilberta P. Gara                9882 Niwot Rd.
                                     Longmont, CO 80501

     Executed this 7 day of Oct., 1986.

                                 s/Gilberta P. Gara
                                 ___________________________
                                 Gilberta P. Gara

STATE OF COLORADO      )
                       ) ss.
COUNTY OF BOULDER      )

     I, W. Cotton Burden, a notary public, hereby certify that on the 7th day of October, 1986, personally appeared before me Gilberta P. Gara, who being by me first duly sworn, declared that she is the person who signed the foregoing document as incorporator, and that the statements contained therein are true.

     In witness whereof, I have hereunto set my hand and seal this 7th day of October, 1986.

My Commission expires:_____________________________

                                 s/W. Cotton Burden
                                 ___________________________
                                 Notary Public
                                 My commission expires July 9, 1990
                                 6676 Gunpark Dr.
                                 Boulder, CO  80301
                                 ___________________________
                                 Address

CHANGE OF NAME                                    For office use only   008
                        Mail to: Secretary of State
                           Corporations Section               FILED COPY
Please include a typed                                 1560 Broadway, Suite 200
self-addressed envelope                                    Denver, CO 80202
                                                            (303) 894-2251
MUST BE TYPED                                             Fax  (303) 894-2242
FILING FEE: $60.00                                         961158458 C $60.00
MUST SUBMIT TWO COPIES                                     SECRETARY OF STATE
                           RESTATED ARTICLES OF            12-06-96   13:36
                      INCORPORATION WITH AMENDMENTS

Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned corporation adopts the following amended and restated Articles of Incorporation. These articles correctly set forth the provisions of the Articles of Incorporation, as amended, and supersede the original Articles of Incorporation and all amendments thereto.


FIRST:   The name of the corporation is Princeton Oil & Gas, Inc.


SECOND: The following amended and restated Articles of Incorporation were adopted on:

         November 1,       ,   1996  , in the manner marked with an "X"
         below:

         The amended and restated Articles of Incorporation were adopted by the board of directors where no shares have been issued, or no shareholder action required.

 X The amended and restated Articles of Incorporation were adopted by a vote of the shareholders. The number of shares voted for the amended and restated Articles of Incorporation was sufficient for approval.

         The amended and restated Articles of Incorporation were adopted by the incorporators where no shares have been issued or directors elected, or no shareholder action required.

THIRD:   The name of the corporation as amended is   Princeton Management


         Corporation

              ATTACH A COPY OF YOUR AMENDED AND RESTATED ARTICLES OF
                                  INCORPORATION

                                        (See attached)

                                        Signature
                                        Its

                               AMENDED AND RESTATED

                            ARTICLES OF INCORPORATION

                                        OF

                             PRINCETON OIL & GAS, INC.

         The undersigned corporation, pursuant to the provisions of the Colorado Business Corporation Act, as amended, adopts the following Amended and Restated Articles of Incorporation:

         First: The corporate name and style of this corporation shall be changed from Princeton Oil & Gas, Inc. to PRINCETON MANAGEMENT
CORPORATION.

         Second: The purposes for which the corporation is organized and its powers are as follows:

                  A. To engage in any lawful business or activity for which corporations may be organized under the laws of the State of Colorado; and

                  B. To have, enjoy, and exercise all of the rights, powers, and privileges conferred upon corporation incorporated pursuant to Colorado law, whether now or hereafter in effect, and whether or not herein specifically mentioned.

         Third: The said corporation is to have perpetual existence unless dissolved according to law.

         Fourth: The aggregate number of shares which the corporation shall have authority to issue is 120,000,000, of which 20,000,000 shall be Preferred Shares, $.01 par value per share, and 100,000,000 shall be Common Shares, $.0001 par value per share, and the designations, preferences, limitations and relative rights of the shares of each such class are as follows:

                  A.       Preferred Shares

                           The corporation may divide and issue the Preferred Shares into series. Preferred Shares of each series, when issued, shall be designated to distinguish it from the shares of all other series of the class of Preferred Shares. The
         Board of Directors is hereby expressly vested with authority to fix and determine the relative rights and preferences of the shares of any such series so established to the fullest extent permitted by these Articles of Incorporation and the laws of the State of Colorado in respect to the following:

                 (a) The number of shares to constitute such series, and the distinctive designations thereof;

                 (b) The rate and preference of dividend, if any, the time of payment of dividend, whether dividends are cumulative and the date from which any dividend shall accrue;

                 (c) Whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

                 (d) The amount payable upon shares in the event of involuntarily liquidation;

                 (e) The amount payable upon shares in the event of voluntary liquidation;

                 (f) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

                 (g) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

                 (h)     Voting powers, if any; and

                 (i) Any other relative right and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series shall be subject.

                  B.       Common Shares

                           (a) The rights of holders of the Common Shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the Corporation shall be subject to the preferences, limitations and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors of the corporation providing for the issuance of one or more series of the Preferred Shares.

                           (b) The holders of the Common Shares shall have unlimited voting rights and shall constitute the sole voting group of the corporation, except to the extent any additional voting groups or groups may hereafter be established in accordance with the Colorado Business Corporation Act, and shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

         Fifth: Cumulative voting shall not be permitted in the election of directors or otherwise.

         Sixth: A shareholder of the corporation shall not be entitled to a preemptive right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

         Seventh: The corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, a board of directors. The number of directors of the corporation shall be fixed by the bylaws, or if the bylaws fail to fix such a number, then by resolution adopted from time to time by the board of directors, provided that the number of directors shall conform to the applicable laws of the State of Colorado.

         Eighth: The following provisions are inserted for the management of the business and for the conduct of the affairs of the corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

                  A. Conflicting Interest Transactions. As used in this paragraph, "conflicting interest transactions" means any of the following: (i) a loan or other assistance by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest; (ii) a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest; or (iii) a contract or transaction between the corporation and a director of the corporation or between the corporation and an entity in which a director of the corporation is a director or officer or has a financial interest. No conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the corporation, solely because the conflicting interest transaction involves a director of the corporation or an entity in which a director of the corporation is a director or officer or has a financial interest, or solely because the director is present at or participates in the meeting of the corporation's board of directors or of the committee of the board of directors which authorizes, approves or ratifies a conflicting interest transaction, or solely because the director's vote is counted for such purpose, if: (a) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the board of directors or the committee, and the board of directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than quorum; or (b) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the shareholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the shareholders; or (c) a conflicting interest transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes, approves or ratifies the conflicting interest transaction.

                  B. Loans and Guarantees for the Benefit of Directors. Neither the board of directors nor any committee thereof shall authorize a loan by the corporation to a director of the corporation or to an entity in which a director of the corporation is a director or officer or has a financial interest, or a guaranty by the corporation of an obligation of a director of the corporation or of an obligation of an entity in which a director of the corporation is a director or officer or has a financial interest, until at least ten days written notice of the proposed authorization of the loan or guaranty has been given to the shareholders who would be entitled to vote thereon if the issue of the loan or guaranty were submitted to a vote of the shareholders. The requirements of this subparagraph B are in addition to, and not in substitution for, the provisions of subparagraph A of this Article.

         Ninth: The following provisions are in furtherance of and not in limitation or exclusion of the powers conferred by law for indemnification and limitation on director's liability.

                  A. Indemnification. The corporation shall indemnify, to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he is or was a director, officer, agent, fiduciary or employee of the corporation or because he is or was serving another entity or employee benefit plan as a director, officer, partner, trustee, employee, fiduciary or agent at the corporation's request. The corporation shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

                  B. Limitation on Director's Liability. No director of this corporation shall have any personal liability for monetary damages to the corporation or its shareholders for beach of his fiduciary duty as a director, except that this provision shall not eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for: (i) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised
         Statutes Sec. 7-106-401 or the Articles of Incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes Sec. 7-108-401, provided that the personal liability of a director in this circumstances shall be limited to the amount of the distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes Sec. 7-106-401 or the Articles of Incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained herein will be construed to deprive any director of his right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

                  C. Negation of Equitable Interests in Shares or Rights. Unless a person is recognized as a shareholder through procedures established by the corporation pursuant to Colorado
         Revised Statutes Sec. 7-107-204 or any similar law, the corporation shall be entitled to treat the registered holder of any shares of the corporation as the owner thereof for all purposes permitted by the Colorado Business Corporation Act, including without limitation all rights deriving from such shares, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, such shares or rights deriving from such shares on the part of any other person including without limitation, a purchaser, assignee or transferee of such shares, unless and until such other person becomes the registered holder of such shares or is recognized as such, whether or not the corporation shall have either actual or constructive notice of the claimed interest of such

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

         other person. By way of example and not of limitation, until such other person has become the registered holder of such shares or is recognized pursuant to Colorado Revised Statutes Sec. 7-107-204 or any similar applicable law, he shall not be entitled: (i) to receive notice or the meetings of the shareholders; (ii) to vote at such meetings; (iii) to examine a list of the shareholders; (iv) to be paid dividends or other distributions payable to shareholders; or (v) to own, enjoy and exercise any other rights deriving from such shares against the corporation. Nothing contained herein will be construed to deprive any beneficial shareholder, as defined in Colorado Revised Statutes Sec. 7-113-101(1), of any right he may have pursuant to Article 113 of the Colorado Business Corporation Act or any subsequent law.

         Tenth: The Board of Directors and stockholders of the corporation shall have the right to hold their meetings outside of the State of Colorado when deemed most convenient or to the best interest of the corporation.

         Eleventh: The street address of the registered office of the corporation shall henceforth be 2851 South Parker Road, Suite 720, Aurora, Colorado 80014, and the name of the registered agent at such address shall be changed to Andrew I. Telsey.

         Twelfth: Except as the bylaws adopted by the shareholders may provide for a greater quorum requirement, a majority of the votes entitled to be cast on any matter by each voting group entitled to vote on a matter shall constitute a quorum of that voting group for action on that matter at any meeting of shareholders. Except as bylaws adopted by the shareholders may provide for a greater voting requirement and except as is otherwise provided by the Colorado Business Corporation Act, with respect to action on amendment to these Articles of Incorporation, on a plan of merger or share exchange, on the disposition of substantially all of the property of the corporation, on the granting of consent to the disposition of property by an entity controlled by the corporation, and on the dissolution of the corporation, action on a matter other than the election of directors is approved if a quorum exists and if the votes cast favoring the action exceed the votes cast opposing the action. Any bylaw adding, changing, or deleting a greater quorum or voting requirement for shareholders shall meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever are greater.

         Thirteenth: The address of the principal office of the corporation is 5650 Greenwood Plaza Blvd., Suite 216, Englewood,
Colorado 80111.

         DATED the          day of November, 1996.


                                                     PRINCETON OIL & GAS, INC.


                                                     By: s/Gil Gara
                                                                 , President


         The undersigned hereby consents to his appointment as the registered agent for PRINCETON HOLDING CORPORATION.


                                                      s/Andrew I. Telsey
                                                     Andrew I. Telsey























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                         PRINCETON MANAGEMENT CORPORATION


                                    EXHIBIT 3.2


                                       BYLAWS

                                   BY-LAWS
                                     OF
                           PRINCETON OIL & GAS, INC.

                                  ARTICLE I
                                   Offices

          1.1 Principal Office: The principal office of the Corporation in the State of Colorado shall be located in Boulder County. The Corporation may have such other offices, either within or without the State of Colorado, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

          1.2 Registered Office and Agent: The Corporation shall have and continuously maintain in the State of Colorado a registered office, which may be the same as its principal office, and a registered agent whose business office is identical with such registered office. The initial registered office and the initial registered agent are specified in the Articles of Incorporation. The Corporation may change its registered office or change its registered agent, or both, upon filing a statement as specified by law, in the office of the Secretary of State of Colorado.

                               ARTICLE II
                         Meetings of Shareholders

          2.1  Time and Place:  Any meeting of the
shareholders may be held at such time and place, within or without the State of Colorado, as may be fixed by the Board of Directors or as shall be specified in the notice of the meeting or waiver of notice of the meeting.

          2.2 Annual Meeting: The annual meeting of the shareholders shall be held at the principal offices of the Corporation at 7:00 p.m. on the second Tuesday in September of each year, beginning in the year 1987, or at such other place or date as the Board of Directors may determine. Such meeting shall be held for the purpose of electing directors for the transaction of such other business as may come before the meeting. If the date fixed for the annual meeting shall be a legal holiday in the State of Colorado, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

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

          2.3 Special Meetings: Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the Board of Directors, and shall be called by the president at the request of the holders of not less than 1/10 of all outstanding shares of the Corporation entitled to vote at the meeting.

          2.4 Record Date: For the purpose of determining shareholders entitled to notice of, or to vote at any meeting of the shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders. The record date may not be fixed more than fifty and, in the case of a meeting of the shareholders, not less than ten days before the date of the proposed action, except when it is proposed that the authorized shares be increased, in which case the record date shall be set not less than thirty days before the date of such action.

          2.5 Voting List: At least ten days before each meeting of the shareholders, the secretary of the Corporation shall make a complete list of the shareholders entitled to vote at such meeting, or any adjournment of such meeting, which list shall be arranged in alphabetical order and shall contain the address of and number of shares held by each shareholder. This list shall be kept on file at the principal office of the Corporation for a period of ten days prior to such meeting, shall be produced and kept open at the meeting, and shall be subject to inspection by any shareholder for any purpose germane to the meeting during usual business hours of the Corporation and during the whole time of the meeting.

          2.6 Notices: Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than fifty days before the date of the meeting unless it is proposed that the authorized shares be increased in which case at least thirty days notice shall be given. Notice shall be given either personally or by mail, by or at the direction of the president, the secretary, or the officer or person calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation. If delivered personally, such notice shall be deemed to be delivered when handed to the shareholder or


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

deposited at his address as it appears on the stock transfer books of the Corporation.

          2.7 Quorum: Except as otherwise provided by law, or by the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the shareholders. If a quorum shall not be present or represented, the shareholders present in person or by proxy may adjourn the meeting from time to time, without notice other than announcement at the meeting for a period not to exceed sixty days at any one adjournment, until the number of shares required for a quorum shall be present. At any such adjourned meeting at which a quorum is represented, any business may be transacted which might have been transacted at the meeting originally called. The shareholders present or represented at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

          2.8 Voting: Except as otherwise provided by law or by the Articles of Incorporation or by these By-Laws, all matters shall be decided by a vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter. Each outstanding share shall be entitled to one vote on such matters submitted to a vote of the shareholders and each fractional share shall be entitled to a corresponding fractional vote on each such matter. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided by the proxy. Voting shall be oral, except as otherwise provided by law, but shall be by written ballot if such written vote is demanded by any shareholder present in person or by proxy and entitled to vote.

         2.9  Voting of Shares by Certain Shareholders:

              (a)   Shares standing in the name of another
corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may subscribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

              (b)   Shares standing in the name of a
deceased person, a minor ward or an incompetent person, may be voted by his administrator, executor, court appointed guardian or conservator, either in person or by proxy without a transfer of such shares into the name of such administrator, executor, court appointed guardian or
                               -3-
conservator. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

              (c)   Shares standing in the name of a
receiver may be voted by such receiver and shares held by or under the control of the receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

              (d)   A shareholder whose shares are pledged
shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

              (e)   Neither shares of its own stock
belonging to this Corporation, nor shares of its own stock held by it in a fiduciary capacity, nor shares of its own stock held by another corporation if the majority of shares entitled to vote for the election of record of such corporation is held by this Corporation may be voted, directly or indirectly, at any meetings and shall not be counted in determining the total number of outstanding shares at any given time.

              (f) Redeemable shares which have been called for redemption shall not be entitled to vote on any matter and shall not be deemed outstanding shares on and after the dates on which written notice of redemption has been mailed to shareholders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders of the shares upon surrender of certificate therefore

          2.10  Waiver:  Whenever law or these bylaws
require a notice of a meeting to be given, a written waiver of notice signed by a shareholder entitled to notice, whether before, at, or after the time stated in the notice, shall be equivalent to the giving of notice. Attendance of a shareholder in person or by proxy at a meeting constitutes a waiver of notice of a meeting, except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

          2.11  Action by Shareholders Without a Meeting:
Any action required to or which may be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with

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                                                          55
respect to such action. Such consent may be executed in counterparts and shall be effective as of the date of the last signature thereon.

                             ARTICLE III
                              Directors

          3.1  Authority of Board of Directors:  The
business and affairs of the Corporation shall be managed by a Board of Directors which shall exercise all the powers of the Corporation, except as otherwise provided by Colorado law or the Articles of Incorporation of the Corporation.

          3.2 Number: The number of directors of this Corporation shall be fixed by resolution of the Board of Directors, and may be increased or decreased by resolution of the Board of Directors, but no decrease shall have the effect of shortening the term of any incumbent director. The original board shall consist of three directors.

          3.3 Qualification: Directors shall be natural persons of the age of eighteen years or older, but need not be residents of the State of Colorado or shareholders of the Corporation.

          3.4 Election: The Board of Directors shall be elected at the annual meeting of the shareholders or at a special meeting called for that purpose.

          3.5 Term: Each director shall be elected to hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

          3.6 Removal and Resignation: Any director or directors of the Corporation may be removed at any time with or without cause, in the manner provided in the Colorado Corporation Code. Any director may resign at any time by giving written notice to the president or to the secretary, and acceptance of such resignation shall not be necessary to make it effective unless the notice so provides.

          3.7 Vacancies: Any vacancy occurring on the Board of Directors and any directorship to be filed by reason of an increase in the size of the Board of Directors shall be filled by the affirmative vote of a majority, though less than a quorum, of the remaining directors. A director elected to fill a vacancy shall hold office during the unexpired term of his predecessor in office. A director elected to fill a position resulting from an increase in the Board of Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.



                               -5-

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

          3.8 Meetings: A regular meeting of the Board of Directors shall be held immediately after, and at the same place as, the annual meeting of shareholders. No notice of this meeting of the Board of Directors need be given. The Board of Directors, or any committee designated by the Board of Directors, may, by resolution, establish a time and place for additional regular meetings which may thereafter be held without further notice. Special meetings of the Board of Directors, or any committee designated by the Board of Directors, may be called by the president or any two members of the Board of Directors or of such committee. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State or Colorado, as the place for holding any special meeting of the Board of Directors called by them.

         3.9 Notices: Written notice of a special meeting stating the date, hour and place of such meeting shall be given to each member of the Board of Directors, or committee of the Board of Directors, by the secretary, the president or the members of the board or such committee calling the meeting. The notice may be deposited in the United States mail at least seven days before the meeting addressed to the director at the last address he has furnished to the Corporation for this purpose, and any notice so mailed shall be deemed to have been given at the time it is mailed. Notice may also be given at least two days before the meeting by prepaid telegram, telex, cablegram or radiogram, and such notice shall be deemed to have been given at the time when the telegram, telex, cablegram or radiogram is either personally delivered to the director or delivered to the last address of the director furnished to the Corporation by him for this purpose. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in any notice or waiver of notice (pursuant to Section 3.11) of such meeting.

          3.10 Quorum: Except as provided in Section 3.7 of these bylaws, a majority of the number of directors fixed in accordance with these bylaws shall constitute a quorum for the transaction of business at all meetings of the Board of Directors. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise specifically required by law.

          3.11 Waiver: A written waiver of notice signed by a director entitled to notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of notice. Attendance of a director at a meeting constitutes a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of


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

objecting to the transaction of any business because the meeting is not lawfully called or convened.

          3.12 Participation by Electronic Means: Members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

          3.13 Action by Directors Without a Meeting: Any action required to or which may be taken at a meeting of the Board of Directors, executive committee, or other committee of the directors may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors, executive or other committee members entitled to vote with respect to the proposed action. Such consent may be executed in counterparts and shall be effective as of the date of the last signature thereon.

          3.14 Presumption of Assent: A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Corporation within twenty-four (24) hours after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

          3.15 Compensation: By resolution of the Board of Directors and irrespective of any personal interest of any of the members, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

                           ARTICLE IV
                           Committees

          4.1  Executive and Other Committees Authorized:
The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may designate from among its members an executive committee and one or more other


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

committees each of which, to the extent provided in the resolution, shall have all of the authority of the Board of Directors. The Board of Directors may provide by resolution such powers, limitations, and procedures for such committees as the board deems advisable. However, no such executive or other committee shall have the authority of the Board of Directors in reference to amending the Articles of Incorporation, adopting a plan of merger or consolidation, recommending to the shareholders the sale, lease, exchange, or other disposition of all of substantially all of the property and assets of the Corporation otherwise than in the usual and regular course of its business, recommending to the shareholders a voluntary dissolution of the Corporation or a revocation thereof, or amending these bylaws.

                               ARTICLE V
                                Officers

          5.1 Number and Election: The officers of the Corporation shall be a president, a secretary and a treasurer, who shall be elected by the Board of Directors.
In addition, the Board of Directors may elect one or more vice presidents and the Board of Directors or the president may appoint one or more assistant secretaries or assistant treasurers, and such other subordinate officers as he shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the president. Any two or more offices may be held by the same person, except the offices of president and secretary. The officers of the Corporation shall be natural persons of the age of eighteen years or older.

          5.2 Election and Term of Office: The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after the annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

          5.3 President: Subject to the supervision of the Board of Directors, the president shall be the chief executive officer of the Corporation. In the absence of the chairman of the board, the president shall preside over all meetings of the Board of Directors and conduct and moderate all shareholder meetings. Subject to the direction and control of the Board of Directors, he shall have general and active management of the business of the Corporation and


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                                                          59
shall see that all orders and resolutions of the Board of Directors are carried into effect. He may sign, with the secretary or any other proper officer of the Corporation there unto authorized by the Board of Directors, certificates for shares of the Corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general he shall perform such additional functions and duties as are appropriate and customary for the office of the president and as the Board of Directors may prescribe from time to time.

          5.4 Vice President: If elected or appointed by the Board of Directors, the vice president (or in the event there be more than one vice president, the vice president(s) in the order designated at the time of their election or appointment, or in the absence of any designation, then in the order of their election or appointment) shall, in the absence of the president or in the event of his death, inability or refusal to act, perform all duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president may sign, with the secretary or an assistant secretary, certificates for shares of the Corporation; and shall perform such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

          5.5  Secretary:  The secretary shall:

               (a) keep the minutes of the shareholders and of the Board of Directors in one or more books provided for that purpose;
               (b)  see that all notices are duly given in
accordance with provisions of these bylaws or as required by law;
               (c)  be custodian of the corporate records
and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents the execution of which on behalf of the Corporation under its seal is duly authorized (and, when so affixed, it may be attested by his signature);
               (d)  keep a register of the post office
address of each shareholder which shall be furnished to the secretary by such shareholder;
               (e)  sign with the president, or a vice
president, certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors;


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

               (f)  have general charge of the stock
transfer books of the Corporation; and

               (g)  in general, perform such other duties
and have such other powers as are appropriate and customary for the office of secretary as the Board of Directors or the president may prescribe from time to time.

          5.6 Treasurer: The treasurer shall have control of the funds and the care and custody of all stocks, bonds and other securities owned by the Corporation and shall be responsible for the preparation and filing of tax returns. He shall receive all moneys paid to the Corporation and shall have authority to give receipts and vouchers, to sign and endorse checks and warrants in its name and on its behalf, and give full discharge for the same. He shall also have charge of disbursement of the funds of the Corporation, shall keep full and accurate records of the receipts and disbursements, and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as shall be designated in accordance with the provisions of Article VI of these Bylaws. He shall perform such other duties and have such other powers as are appropriate and customary for the office of treasurer as the Board of Directors or president may prescribe from time to time.

           5.7  Assistant Secretaries and Assistant
Treasurers: The assistant secretaries, when authorized by the Board of Directors, may sign with the president or a vice president certificates for shares of the Corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The assistant secretaries and assistant treasurers, in general, shall perform such other duties and have such other powers as the secretary or the treasurer, respectively, or the president or the Board of Directors may prescribe from time to time.

          5.8 Removal, Resignation and Vacancies: Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any officer appointed by the president may be removed at any time by the Board of Directors or the president. Any officer may resign at any time by giving written notice of his resignation to the president or to the secretary, and acceptance of such resignation shall not be necessary to make it effective, unless the notice so provides. Any vacancy occurring in any office, the election or appointment to which is made by the Board of Directors, shall be filled by the Board of Directors. Any vacancy occurring in any other office of the




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

Corporation may be filled by the president for the unexpired portion of the term.

          5.9  Bonds:  If the Board of Directors by
resolution shall so require, any officer or agent of the Corporation shall give bond to the Corporation in such amount and with such assurety as the Board of Directors may deem sufficient, conditioned upon the faithful performance of their respective duties and offices.

          5.10 Compensation: Officers shall receive such compensation for their services as may be authorized or ratified by the Board of Directors. Election or appointment of an officer shall not of itself create a contract right to compensation for services performed as such officer.

                               ARTICLE VI
                    Contracts, Loans, Checks and Deposits

          6.1  Contracts:  The Board of Directors may
authorize any officer or officers, agent or agents, to enter into a contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

          6.2  Loans:  No loans shall be contracted on
behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

          6.3 Checks, Drafts, etc.: All checks, drafts or other orders to the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer (or officers), or agent (or agents) of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

          6.4 Deposits: All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may elect.

                               ARTICLE VII
            Shares, Certificates for Shares and Transfer of Shares

          7.1 Regulation: The Board of Directors may make such rules and regulations as it may deem appropriate concerning the issuance, transfer and registration of certificates for shares of the Corporation, including the appointment of transfer agents and registrars.

          7.2  Certificates for Shares:

               (a)  Certificates representing shares of the
capital stock of the Corporation shall be consecutively numbered within each class of shares, or series thereof, as they are issued, shall be impressed with the corporate seal or a facsimile thereof, and shall be signed by the president or a vice president and by the secretary or an assistant secretary; provided that such signatures may be a facsimile if the certificate is countersigned by a transfer agent, or registered by a registrar other than the Corporation itself or its employee. Each certificate shall state the name of the person to whom issued, the date of issue, the class (o series of any class), the number of shares represented thereby and the par value of the shares represented thereby or a statement that such shares are without par value. A statement of the designations, preferences, qualifications, limitations, restrictions and special of relative rights of the shares of each class shall be set forth in full or summarized on the face or back of the certificates which the Corporation shall issue, or in lieu thereof, the certificate may set forth that such a statement or summary will be furnished to any shareholder upon request without charge. Each certificate shall be other wise in such form as may be prescribed by the Board of Directors and as shall conform to the rules of any stock exchange on which the shares may be listed.

               (b)  The Corporation shall not issue
certificates representing fractional shares and shall not be obligated to make any transfers creating a fractional interest in a share of stock. The Corporation may, but shall not be obligated to, issue scrip in lieu of any fractional shares, such scrip to have terms and conditions specified by the Board of Directors.

          7.3  Cancellation of Certificates:  All
certificates surrendered to the Corporation for transfer shall be cancelled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and cancelled, except as herein provided with respect to lost, stolen or destroyed certificates.

          7.4 Lost, Stolen or Destroyed Certificates: Any shareholder claiming that his certificate for shares is lost, stolen or destroyed may make an affidavit or affirmation of that fact and lodge the same with the Secretary of the Corporation, accompanied by a signed application or a new certificate. Thereupon, and upon the giving of a satisfactory bond of indemnity to the Corporation not exceeding an amount double the value of the shares as represented by such certificate (the necessity for such bond and the amount required to be determined by the president and treasurer of the Corporation), a new certificate may be issued of the same tenor and representing the same number, class and series of shares as were represented by the certificate alleged to be lost, stolen or destroyed.

          7.5 Transfer of Shares: Subject to the terms of any shareholder agreement relating to the transfer of shares or other transfer restrictions contained in the Articles of Incorporation or authorized therein, shares of the Corporation shall be transferable on the books of the Corporation by the holder thereof in person or by his duly authorized attorney, upon the surrender and cancellation of a certificate or certificates for a like number of shares. Upon presentation and surrender of a certificate for shares properly endorsed and payment of all taxes thereof, the transferee shall be entitled to a new certificate or certificates in lieu thereof. As against the Corporation, a transfer of shares can be made only on the books of the Corporation and in the manner hereinabove provided, and the Corporation shall be entitled to treat the holder of record of any share as the owner thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Colorado.

                              ARTICLE VIII
                               Fiscal Year

          The fiscal year of the Corporation shall be as determined by the Board of Directors.

                                ARTICLE IX
                                 Dividends

          The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

                                 ARTICLE X
                               Corporate Seal

          The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words "CORPORATE SEAL".

                               ARTICLE XI

                            Waiver of Notice

          Whenever any notice is required to be given under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the Colorado Corporation Code, or otherwise, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the event or other circumstance requiring such notice, shall be deemed equivalent to the giving of such notice.

                               ARTICLE XII
                                Amendments

          These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by a majority of the directors present at any meeting of the directors at which a quorum is present.

                                CERTIFICATE

          I hereby certify that the foregoing Bylaws, consisting of 14 pages, including this page, constitute the Bylaws of PRINCETON OIL & GAS, INC. adopted by the Board of
Directors of the Corporation as of the 16th day of October, 1986.

                               s/Ervin L. Gara, Jr.
                               ___________________________
                               Secretary

                         PRINCETON MANAGEMENT CORPORATION


                                    EXHIBIT 3.3


                                   CERTIFICATE OF

                                    GOOD STANDING

                                 STATE OF COLORADO

                                    Department of
                                        State

                                     CERTIFICATE



     I, VICTORIA BUCKLEY, Secretary of State of the State of

Colorado hereby certify that


                       According to the records of this office

                           PRINCETON MANAGEMENT CORPORATION
                                 (COLORADO CORPORATION)



file # 871693306 was filed in this office on OCTOBER 16, 1986, and has complied with the applicable provisions of the laws of the State of Colorado and on this date is in good standing and authorized and competent to transact business or to conduct its affairs within this state.






Dated:  January 10, 1997






                      s/ Victoria Buckley
                       SECRETARY OF STATE






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


























                        PRINCETON MANAGEMENT CORPORATION


                                   EXHIBIT 4.1



                            FORM OF LOCK-UP AGREEMENT

____________________, 1997


Board of Directors
Princeton Management Corporation
5650 Greenwood Plaza Blvd.
Suite 216
Englewood, Colorado 80111

Gentlemen:

The undersigned, a beneficial owner of the common stock of Princeton Management Corporation (the "Company"), par value $0.01 per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a
registration statement on Form 10-SB (File No.           ), (the
"Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                               Very truly yours,

                                               ______________________________
                                                    (signature of holder)

                                               ______________________________
                                                     Please Print Name(s)

__________________________
Number of shares of Common
Stock owned

                                                     SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PRINCETON MANAGEMENT CORPORATION
                              (Registrant)

                              Date:  January 24, 1997


                              By:/s/ Greg Simonds
                                 Greg Simonds,
                                 President











































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